   As filed with the Securities and Exchange Commission on December 19, 1997
                                                           Registration No. 333-
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    -------
                                   FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                    -------
                             PLAINS RESOURCES INC.
            (Exact name of registrant as specified in its charter)


           DELAWARE                                      13-2898764
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

                               1600 SMITH STREET
                             HOUSTON, TEXAS 77002
                                (713) 654-1414
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                ---------------
                             MICHAEL R. PATTERSON
                      VICE PRESIDENT AND GENERAL COUNSEL
                             PLAINS RESOURCES INC.
                               1600 SMITH STREET
                              HOUSTON, TEXAS 77002
                                 (713) 654-1414
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ---------------
                                   Copy to:
                                JOHN A. WATSON
                          FULBRIGHT & JAWORSKI L.L.P.
                           1301 MCKINNEY, SUITE 5100
                           HOUSTON, TEXAS 77010-3095
                                (713) 651-5151
                                ---------------
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                     Calculation of Registration Fee
======================================================================================================
                                                        PROPOSED      PROPOSED
                                                        MAXIMUM       MAXIMUM
                                                        OFFERING      AGGREGATE
    TITLE OF EACH CLASS OF           AMOUNT TO BE    PRICE PER UNIT  OFFERING PRICE      AMOUNT OF
  SECURITIES TO BE REGISTERED         REGISTERED         (1)             (1)          REGISTRATION FEE

Series D Cumulative Convertible      46,600 shares        $500         $23,300,000        $6,874
 Preferred
Stock, par value $1.00 per share
======================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee and based upon the per share stated value of Series D Cumulative Convertible Preferred Stock.


   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.


                SUBJECT TO COMPLETION, DATED DECEMBER 19, 1997


PROSPECTUS

                     [PLAINS RESOURCES LOGO APPEARS HERE]

                SERIES D CUMULATIVE CONVERTIBLE PREFERRED STOCK

                                 46,600 SHARES


                                --------------

  This Prospectus has been prepared for use in connection with the proposed sale by a holder thereof (the "Selling Stockholder") of an aggregate of 46,600 shares (the "Shares") of Series D Cumulative Convertible Preferred Stock, par value $1.00 per share (the "Series D Preferred Stock"), of Plains Resources Inc. (the "Company"). See "Description of Series D Preferred Stock." The Shares may be sold from time to time by or for the account of the Selling Stockholder in the over-the-counter market, or otherwise at prices and on terms then prevailing or at prices related to the then current market price, directly or through agents designated from time to time, or through dealers or underwriters to be designated or in negotiated transactions. The Shares may be sold by any one or more of the following methods: (a) a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) exchange distributions and/or secondary distributions; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; or (e) privately negotiated transactions. To the extent required by applicable law, the specific Shares to be sold, the names of the Selling Stockholder, the respective purchase prices and public offering prices, the names of any such agent, dealer or underwriter and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution."

  The Company will receive no portion of the proceeds of the sale of the Shares offered hereby and will bear certain of the expenses incident to their registration. See "Plan of Distribution" and "Selling Stockholder."


                                ---------------

            SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR INFORMATION
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                ---------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

__________________, 199__

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "SEC") in Washington, D.C., a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered by this Prospectus. Certain of the information contained in the Registration Statement is omitted from this Prospectus in accordance with the rules and regulations of the SEC, and reference is hereby made to the Registration Statement and exhibits and schedules relating thereto for further information with respect to the Company and the securities offered by this Prospectus. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information are available for inspection at, and copies of such materials may be obtained upon payment of the fees prescribed therefor by the rules and regulations of the SEC from, the SEC at its principal offices located at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the Regional Offices of the SEC located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at 7 World Trade Center, New York, New York 10048. In addition, such materials filed electronically by the Company with the SEC are available at the SEC's World Wide Web site at http://www.sec.gov. The Common Stock is traded on the American Stock Exchange, and such reports, proxy statements and other information may be inspected at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10005.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company's Annual Report on Form 10-K (Commission file No. 0-9808) for the fiscal year ended December 31, 1996, the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997, and the description of the Company's common stock, par value $.10 per share (the "Common Stock") contained in its Form 8-A filed on February 2, 1990, are hereby incorporated by reference in this Prospectus.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of the offering of the securities offered by this Prospectus, shall be deemed to be incorporated by reference in this Prospectus and be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus, or in any other subsequently filed document that also is or is deemed to be incorporated by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to:
Investor Relations Department, 1600 Smith Street, Suite 1500, Houston, Texas 77002, telephone (713) 654-1414.


                              CERTAIN DEFINITIONS

  As used in this Prospectus, "Mcf" means thousand cubic feet, "Bcf" means billion cubic feet, "Bbl" means barrel, "MMBbl" means million barrels, "BOE" means net barrel of oil equivalent and "MCFE" means Mcf of natural gas equivalent. Natural gas equivalents and crude oil equivalents are determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids. "Present Value of Proved Reserves" means the present value (discounted at 10%) of estimated future cash flows from proved oil and natural gas reserves reduced by estimated future operating expenses, development expenditures and abandonment costs (net of salvage value) associated therewith (before income taxes), calculated using product prices in effect on the date of determination, and "Standardized Measure" is such amount further reduced by the present value (discounted at 10%) of estimated future income taxes on such cash flows. "NYMEX" means New York Mercantile Exchange.

                              PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements and notes set forth and incorporated by reference in this Prospectus. As used herein, the terms "Company" and "Plains" mean Plains Resources Inc. and its subsidiaries, except as the context may otherwise require. Certain terms used but not defined in the following summary are defined elsewhere in this Prospectus, including certain terms relating to the oil and natural gas industry defined under "Certain Definitions".

                                  THE COMPANY

  Plains is an independent energy company engaged in the acquisition, exploitation, development, exploration and production of crude oil and natural gas and the marketing, transportation, terminalling and storage of crude oil. The Company's upstream oil and natural gas activities are focused in the Los Angeles Basin (the "LA Basin") and the Arroyo Grande Field of California, the Sunniland Trend of South Florida (the "Sunniland Trend"), and the Illinois Basin in southern Illinois (the "Illinois Basin"). The Company's midstream marketing, terminalling and storage activities are concentrated in Oklahoma, Texas and the Gulf Coast area of Louisiana. Plains' upstream operations contributed approximately 90% of the Company's EBITDA for the fiscal year ending December 31, 1996, while the Company's midstream activities accounted for the remainder.

  The Company has experienced significant growth over the last five years. From December 31, 1991, to December 31, 1996, the Company's proved reserve volumes increased from 14 million BOE to 122 million BOE, its Present Value of Proved Reserves increased from $72 million to $765 million and its Standardized Measure increased from $70 million to $579 million. Over the same period, the Company has added 136 million BOE of proved reserves at an aggregate average finding and development cost of $2.24 per BOE ($0.37 per MCFE), replacing production by approximately 600%. During 1996, the Company's net production averaged approximately 17,500 BOE per day and its unit gross profit (gross margin less upstream general and administrative expenses) averaged $8.44 per BOE ($1.41 per
MCFE). EBITDA increased 580% from $9 million in 1991 to $61 million (before nonrecurring items) in 1996, and cash provided by operating activities before changes in assets and liabilities increased 670% from $6 million in 1991 to $44 million (before non-recurring items) in 1996.

  The Company's significant increase in proved reserves, production and cash flow from oil and natural gas producing activities is attributable to the acquisition and subsequent exploitation of its LA Basin, Sunniland Trend and Illinois Basin properties. These three core areas are comprised primarily of crude oil properties with established production histories and collectively account for approximately 98% of the Company's year-end 1996 proved reserves and 99% of its 1996 production. The Company believes these properties include a significant inventory of exploitation and development opportunities, which are expected to contribute to the Company's anticipated future growth in production and reserves. The Company operates and owns a 100% working interest in its major producing fields in each of these areas, which enables the Company to control the exploitation of such properties. On a BOE basis, at December 31, 1996, the Company's proved reserves were approximately 95% crude oil and natural gas liquids, with a proved reserves to production ratio of approximately 19 years. Approximately 74% of the Company's proved reserves at December 31, 1996, were classified as proved developed.

  The Company's marketing effort involves purchasing crude oil from other producers and marketing it to the refining sector. The Company aggregates these purchased volumes with its own production at major crude oil interchanges and trading locations, which enables it to obtain higher prices for its own production while realizing profits on the production purchased from others. The Company owns and operates a two million barrel, above ground crude oil storage and terminalling facility in Cushing, Oklahoma (the "Cushing Terminal"), the United States' largest inland crude oil interchange and trading location. This facility enhances the ability of the Company to profit from its marketing activities by allowing the Company to take advantage of certain time and quality arbitrage opportunities and make or take physical delivery of crude oil at Cushing, the NYMEX designated delivery location. The Company's midstream activities have expanded significantly during the last several years, with midstream gross margin (revenues less direct expenses of purchases, transportation, storage and terminalling) having increased approximately 672% from $1.2 million in 1991 to $9.5 million in 1996.

  The Company's upstream and midstream business activities focus on crude oil as the primary product. As a result of inefficiencies existing in the crude oil markets and the U.S. pipeline and transportation infrastructure, management believes its ability to compete is enhanced by the alternatives afforded by its proprietary access to the Cushing Terminal. The Company's crude oil marketing expertise allows it to obtain higher prices for the Company's existing production by reducing quality and location pricing differentials. The Company believes that such expertise also may provide it with a competitive advantage in making acquisitions by enabling it to identify potential crude oil price enhancements for targeted properties.

BUSINESS STRATEGY

  The Company's business strategy is to increase its proved reserves and cash flow by exploiting and producing oil and natural gas from its existing properties, acquiring underdeveloped oil properties and exploring for significant new sources of reserves. The Company concentrates its exploitation efforts on mature crude oil producing properties that it believes to be underdeveloped and that meet the Company's other targeted criteria. Generally, such properties were previously owned by major integrated or large independent oil and natural gas companies, have produced significant volumes since initial discovery and have significant estimated remaining reserves in place.
Management believes that it has developed a proven record in acquiring and exploiting underdeveloped crude oil properties where it believes substantial reserve additions and cash flow increases can be made through improved production practices and recovery techniques and relatively low risk development drilling. An integral component of the Company's exploitation effort is to increase unit operating margins, and therefore cash flow, by reducing unit production expenses and increasing wellhead price realizations. The Company seeks to complement these exploitation efforts by pursuing certain higher risk exploration opportunities which offer potentially higher rewards. The Company also seeks to capitalize on midstream opportunities that exist as a result of inefficiencies within the crude oil markets and the U.S. pipeline and transportation infrastructure. The Company's marketing of its own crude oil production takes advantage of the marketing expertise attributable to its midstream activities. As part of its business strategy, the Company periodically evaluates, and from time to time has elected to sell, certain of its mature producing properties that it considers to be nonstrategic or fully valued. Such sales enable the Company to focus on its core properties, maintain financial flexibility, control overhead and redeploy the sales proceeds to activities that have potentially higher financial returns.

  Consistent with its strategy of exploiting mature, underdeveloped crude oil properties, the Company's three core properties were all added since mid-1992, and the Company has sold substantially all of the producing properties that it owned prior to such time. Since such time through December 31, 1996, the Company has expended approximately $185 million of direct capital to acquire and exploit its three core properties. For this same period, cumulative operating cash flow and proceeds from minor property sales from these three core areas aggregated $156 million. At December 31, 1996, the estimated remaining future net revenues and Present Value of Proved Reserves for these properties were $1.6 billion and $750 million, respectively. The benchmark NYMEX crude oil spot price ("NYMEX Crude Oil Price") at December 31, 1996, was $25.92 per barrel. Such price at December 16, 1997, was $18.17 per barrel.

  In order to manage its exposure to commodity price risk, the Company routinely hedges a portion of its crude oil production. For the fourth quarter of 1997, the Company has entered into various fixed price and floating price collar arrangements. Such arrangements generally provide the Company with downside price protection on approximately 14,000 barrels of oil per day at a NYMEX benchmark price of approximately $19.00 per barrel, but permit the Company to receive the benefit of increases in the NYMEX benchmark price up to $24.00 per barrel on 4,000 of such barrels. Thus, based on the Company's average third quarter 1997 oil production rate, these arrangements generally provide the Company with downside price protection for 76% of its production and upside price participation for 46% of its production up to $24.00 per barrel, while 24% of such production and excess volumes, if any, remain unhedged. In addition, the Company also has fixed price arrangements on approximately 12,000 barrels per day for 1998 at a NYMEX benchmark price of approximately $19.80 per barrel. The hedge prices are before deductions for quality and area differentials.


1997 PROPERTY ACQUISITIONS

  In March, 1997, the Company completed the acquisition of Chevron USA's interest in the Montebello Field for $25 million, effective February 1, 1997. The assets acquired consist of a 100% working interest and a 99.2% net revenue interest in 55 producing oil wells and related facilities and also includes approximately 450 acres of surface fee lands (the "Montebello Acquisition").
The Montebello Field, which is located approximately 15 miles from the Company's existing LA Basin operations, has produced approximately 108 MMBbls of oil and
100 Bcf of natural gas since its discovery in 1917.   As of December 16, 1997,
the field was producing approximately 960 barrels of oil and 700 Mcf of natural gas per day. The Company's independent reservoir engineers estimate the property's proved reserves as of the acquisition date, at approximately 23 MMBbls of oil equivalent.

  In November, 1997, the Company acquired a 100% working interest and a 94% revenue interest in the Arroyo Grande Field in San Luis Obispo County, California (the "Arroyo Grande Acquisition") from the Selling Stockholder and another subsidiary of Shell Oil Company (collectively "Shell"). The Arroyo Grande field was discovered in 1906 and has produced approximately 10 MMBbls of crude oil or approximately 5% of the estimated original oil in place. The assets acquired include surface and development rights to approximately 1,000 acres included in the 1,500 acre unit. The field is under continuous steam injection and as of the acquisition date was producing approximately 1,600 barrels (approximately 1,500 barrels net to the Company's interest) of approximately 14 degree API gravity oil per day from 70 wells. The aggregate consideration for the Arroyo Grande Acquisition consisted of (i) rights to a non-producing property interest conveyed to Shell, (ii)the issuance of 46,600 shares of Series D Cumulative Convertible Preferred Stock (the "Series D Preferred Stock") with an aggregate stated value of $23.3 million, and (iii) a 5 year warrant to purchase 150,000 shares of Common Stock at $25 per share (the "Warrant"). No proved reserves had been assigned to the rights to the property interest conveyed.

  The Company intends to aggressively exploit these properties acquired in 1997 to evaluate additional reserve potential which was identified during its acquisition analyses. In addition, the Company's exploitation plans for these properties target improving the unit gross margin by decreasing unit production expenses and increasing production volumes through production enhancement activities similar to those employed in its other California properties.

                                 RISK FACTORS

  Prospective investors should be aware of the effect on the Company of the risks presented by (i) the volatility of oil and natural gas prices, (ii) the possible inability of the Company to continue to replace its reserves, (iii) the costs and uncertainties relating to oil and natural gas exploration and development and (iv) the substantial capital requirements associated with the Company's business strategy and the possibility that the Company will not be able to finance such requirements. See "Risk Factors".

                FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

  This Prospectus includes "forward-looking statements" within the meaning of various provisions of the Securities Act and the Exchange Act. All statements, other than statements of historical facts, included in this Prospectus which address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as estimated future net revenues from oil and natural gas reserves and the present value thereof, future capital expenditures (including the amount and nature thereof), business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of the Company's business and operations, plans, references to future success, references to intentions as to future matters and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate under the circumstances. However, whether actual results and developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, including the risk factors discussed in this Prospectus, general economic, market or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by the Company, competitive actions by other oil and natural gas companies, changes in laws or regulations, and other factors, many of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Prospectus are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company or its business or operations.



                         SALES BY SELLING STOCKHOLDER

  The Selling Stockholder, Shell Land & Energy Company acquired the shares as part of the consideration for the Arroyo Grande Acquisition. The Company will not receive any of the proceeds from the sale of the shares.

                                 RISK FACTORS

  Each investor should carefully examine this entire Prospectus and should give particular attention to the risk factors set forth below.

MARKET CONDITIONS AND VOLATILITY OF OIL AND NATURAL GAS PRICES

  The revenues generated by the Company's operations are highly dependent upon the prices of, and demand for, oil and natural gas. Historically, the prices for oil and natural gas have been volatile and are likely to continue to be volatile in the future. The price received by the Company for its oil and natural gas production and the level of such production are subject to wide fluctuations and depend on numerous factors beyond the Company's control, including seasonality, the condition of the United States economy (particularly the manufacturing sector), foreign imports, political conditions in other oil-producing and natural gas-producing countries, the actions of the Organization of Petroleum Exporting Countries and domestic government regulation, legislation and policies. Decreases in the prices of oil and natural gas have had, and could have in the future, an adverse effect on the carrying value of the Company's proved reserves and the Company's revenues, profitability and cash flow. In this regard, it should be noted that oil prices at December 31, 1996, upon which estimated proved reserve volumes, the Present Value of Proved Reserves and the Standardized Measure as of such date are based, were at the highest year-end level since 1990. At December 31, 1996, the NYMEX Crude Oil Price was $25.92 per barrel, 33% higher than the $19.55 per barrel price at December 31, 1995. On December 16, 1997, the NYMEX Crude Oil Price was $18.17 per barrel. Although the Company is not currently experiencing any significant involuntary curtailment of its crude oil or natural gas production, market, logistic, economic and regulatory factors may in the future materially affect the Company's ability to sell its crude oil and natural gas production.

  In order to manage its exposure to price risks in the marketing of its oil and natural gas, the Company from time to time enters into fixed price delivery contracts, floating price collar arrangements, financial swaps and oil and natural gas futures contracts as hedging devices. To ensure a fixed price for future production, the Company may sell a futures contract and thereafter either
(i) make physical delivery of its product to comply with such contract or (ii) buy a matching futures contract to unwind its futures position and sell its production to a customer. These same techniques are also utilized to manage price risk for certain production purchased from customers of the Company's marketing subsidiary, Plains Marketing & Transportation Inc. Such contracts may expose the Company to the risk of financial loss in certain circumstances, including instances where production is less than expected, the Company's customers fail to purchase or deliver the contracted quantities of oil or natural gas, or a sudden, unexpected event materially impacts oil or natural gas prices. Such contracts may also restrict the ability of the Company to benefit from unexpected increases in oil and natural gas prices.

OPERATING HAZARDS AND UNINSURED RISKS

  The Company's operations are subject to all of the risks normally incident to the exploration for and the production of oil and natural gas, including blowouts, cratering, oil spills and fires, each of which could result in damage to or destruction of oil and natural gas wells, production facilities or other property, or injury to persons. The relatively deep drilling conducted by the Company from time to time involves increased drilling risks of high pressures and mechanical difficulties, including stuck pipe, collapsed casing and separated cable. The Company's operations in the LA Basin, including transportation of crude oil by pipelines within the city of Los Angeles, are especially susceptible to damage from earthquakes and involve increased risks of personal injury, property damage and marketing interruptions because of the population density of the area. Although the Company maintains insurance coverage considered to be customary in the industry, it is not fully insured against certain of these risks, including, in certain instances, earthquake risk in the LA Basin, either because such insurance is not available or because of high premium costs. The occurrence of a significant event that is not fully insured against could have a material adverse effect on the Company's financial position.

SUBSTANTIAL CAPITAL REQUIREMENTS

  The Company makes, and plans to continue to make, substantial capital expenditures for the acquisition, exploitation, development, exploration and production of oil and natural gas reserves. Historically, the Company has financed these expenditures primarily with cash generated by operations, bank borrowings and the sale of subordinated notes, common stock and preferred stock. The Company believes that it will have sufficient cash provided by operating activities and borrowings under its revolving credit facility (the "Revolving Credit Facility") to fund such planned capital expenditures. If revenues or the Company's borrowing base decrease as a result of lower oil and natural gas prices, operating difficulties or declines in reserves, the Company may have limited ability to expend the capital necessary to undertake or complete future acquisition and exploitation programs. There can be no assurance that additional debt or equity financing or cash generated by operations will be available to meet these requirements.

BUSINESS RISKS

  The Company must continually acquire, explore for, develop or exploit new oil and natural gas reserves to replace those produced or sold. Without successful drilling, acquisition or exploitation operations, the Company's oil and natural gas reserves and revenues will decline. Drilling activities are subject to numerous risks, including the risk that no commercially viable oil or natural gas production will be obtained. The decision to purchase, explore, exploit or develop an interest or property will depend in part on the evaluation of data obtained through geophysical and geological analyses and engineering studies, the results of which are often inconclusive or subject to varying interpretations. The cost of drilling, completing and operating wells is often uncertain. Drilling may be curtailed, delayed or canceled as a result of many factors, including title problems, weather conditions, compliance with government permitting requirements, shortages of or delays in obtaining equipment, reductions in product prices or limitations in the market for products. The availability of a ready market for the Company's oil and natural gas production also depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines or trucking and terminal facilities. Natural gas wells may be shut in for lack of a market or due to inadequacy or unavailability of natural gas pipeline or gathering system capacity.

  Substantially all of the Company's LA Basin crude oil and natural gas production and Illinois Basin oil production are transported by pipelines owned by third parties. The inability or unwillingness of these pipelines to provide transportation services to the Company for a reasonable fee could cause the Company to seek transportation alternatives, which in turn could result in increased transportation costs to the Company or involuntary curtailment of a significant portion of its crude oil and natural gas production.

EFFECTS OF LEVERAGE

  As of September 30, 1997, the Company's total long-term debt and stockholders' equity were $283 million and $107 million, respectively. In addition, the Company may incur additional indebtedness under its credit facilities. The Company's Revolving Credit Facility currently consists of a $165 million borrowing base, of which approximately $77.3 million was outstanding as of November 30, 1997.

  The Company's level of indebtedness will have several important effects on its future operations, including the following: (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on its indebtedness and will not be available for other purposes; (ii) covenants contained in the Company's debt obligations will require the Company to meet certain financial tests, and other restrictions will limit its ability to borrow additional funds or to dispose of assets and may affect the Company's flexibility in planning for, and reacting to, changes in its business, including possible acquisition activities; and (iii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired. Moreover, future acquisition and exploitation activities may require the Company to alter its capitalization significantly, which may, in the case of the issuance of additional securities, be dilutive to holders of Common Stock. The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. There can be no assurance that the Company's business will continue to generate cash flow at or above current levels. If the Company is unable to generate sufficient cash flow from operations in the future to service its debt, it may be required to refinance all or a portion of its existing debt or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained.

UNCERTAINTIES IN ESTIMATING RESERVES AND FUTURE NET CASH FLOWS

  There are numerous uncertainties inherent in estimating quantities and values of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the Company. Reserve engineering is a subjective process of estimating the recovery from underground accumulations of oil and natural gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Because all reserve estimates are to some degree speculative, the quantities of oil and natural gas that are ultimately recovered, production and operating costs, the amount and timing of future development expenditures and future oil and natural gas sales prices may all differ from those assumed in the estimation process. In addition, different reserve engineers may make different estimates of reserve quantities and cash flows based upon the same available data. Therefore, the Present Value of Proved Reserves and Standardized Measure set forth in this Prospectus represent estimates only and should not be construed as the current market value of the estimated oil and natural gas reserves attributable to the Company's properties. In this regard, it should be noted that oil prices at December 31, 1996, upon which estimated proved reserve volumes, the Present Value of Proved Reserves and the Standardized Measure as of such date are based, were at the highest year-end level since 1990. At December 31, 1996, the NYMEX Crude Oil Price was $25.92 per barrel, 33% higher than the $19.55 per barrel price at December 31, 1995. On December 16, 1997, the NYMEX Crude Oil Price was $18.17 per barrel. In this regard, the information set forth in this Prospectus includes revisions of certain reserve estimates attributable to proved properties included in the preceding year's estimates. Such revisions reflect additional information from subsequent activities, production history of the properties involved and any adjustments in the projected economic life of such properties resulting from changes in product prices. Any downward revisions could adversely affect the Company's financial condition, borrowing base under the Revolving Credit Facility, future prospects and market value of its securities.

GOVERNMENT REGULATION

  The Company's business is regulated by, and must be conducted in compliance with, certain federal, state and local laws and regulations relating to the development, production, marketing, pricing, transportation and storage of oil and natural gas. The Company's business is also subject to extensive and changing environmental and safety laws and regulations governing plugging and abandonment, the discharge of materials into the environment or otherwise relating to environmental protection. Certain of the Company's properties are located in environmentally sensitive areas that require special permits to drill. There can be no assurance that present or future regulation will not adversely affect the operations of the Company.

COMPETITION

  The oil and natural gas industry is highly competitive. The Company's competitors for the acquisition, exploration, exploitation and development of oil and natural gas properties, the purchasing and marketing of oil and the crude oil storage and terminalling business, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than the Company. The Company's ability to acquire additional properties and to discover reserves in the future will be dependent upon its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment.


                    DESCRIPTION OF SERIES D PREFERRED STOCK

  At December 1, 1997, the authorized preferred stock of the Company consisted of 2,000,000 shares of preferred stock, par value $1.00 per share, of which 46,600 shares have been designated as Series D Cumulative Convertible Preferred Stock. At December 1, 1997, 46,600 shares of Series D Preferred Stock were issued and outstanding. The following is a brief summary of certain provisions relating to the Series D Preferred Stock offered hereby which is qualified in its entirety by the Company's Certificate of Incorporation, as amended, and the resolutions of the Company's Board of Directors (the "Board") relating to the Series D Preferred Stock. See Definitions below for the definitions of certain terms used in the following summary.

  Dividend Rights. Holders of Series D Preferred Stock will be entitled to receive, but only when and as declared by the Board out of funds legally available therefor, cumulative cash dividends at the annual rate of six percent on the Stated Value of $500 per share, payable on April 1, July 1, October 1, and January 1 of each year, commencing April 1, 2000. No dividends shall accrue prior to January 1, 2000. Dividends shall be cumulative and shall be payable to holders of record on such record dates as shall be fixed by the Board. Dividends payable for any period less than a full quarter will be computed on the basis of the ratio of the number of days in such period to the actual number of days in such full quarter. No full dividends shall be declared on any Parity Stock or Junior Stock unless full cumulative dividends have been or contemporaneously are declared and paid or a sum sufficient for the payment thereof set apart for such payment on the Series D Preferred Stock for all dividend periods terminating on or prior to the date of payment of such full cumulative dividends. When dividends are not paid in full, as aforesaid, upon the shares of Series D Preferred Stock and of any series of Parity Stock, all dividends declared upon shares of Series D Preferred Stock and of such other series of Parity Stock shall be declared pro rata so that the amount of dividends declared per share on Series D Preferred Stock and such other series of Parity Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the shares of Series D Preferred Stock and such other series of Parity Stock bear to each other. Holders of shares of Series D Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of the full amount of cumulative dividends payable thereon. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payments on the Series D Preferred Stock that may be in arrears.

  Arrearage Exchange. At any time payment of dividends on Series D Preferred Stock is in arrears ("Arrearage"), such Arrearage is exchangeable, in full only, at the option of a majority in interest of the record holders thereof, for fully paid and nonassessable shares of Common Stock (an "Arrearage Exchange"). The number of shares of Common Stock to be issued upon an Arrearage Exchange shall be determined by dividing the total amount of the Arrearage by the Per Share Market Value of the Common Stock on the date of the Arrearage Exchange.

  Conversion Rights. Each share of Series D Preferred Stock is convertible, at the option of the record holder thereof into Common Stock at any time prior to redemption, at an initial conversion price of $25 per share (the "Conversion Price"), each share of Series D Preferred Stock being valued at its Stated Value of $500 for the purpose of such conversion. Each share of Common Stock issued upon conversion of shares of Series D Preferred Stock will be fully paid and nonassessable. The conversion price will be subject to adjustment in certain events, including (i) the payment of dividends or other distributions payable in Common Stock on any class of capital stock of the Company, (ii) subdivisions, combinations, or reclassifications of Common Stock, (iii) the issuance to all holders of Common Stock of rights or warrants entitling them to subscribe for or purchase Common Stock at less than the then Per Share Market Value, (iv) the distribution to all holders of Common Stock of evidences of the Company's indebtedness or assets, (v) the issuance or sale of Common Stock for a consideration per share which is less than the Per Share Market Value, and (vi) the issuance of rights, options or warrants which entitle the holders thereof to purchase Common Stock at a price per share less than the then Per Share Market Value. Notwithstanding the foregoing, no adjustment of the Conversion Price will be made with respect to the issuance of shares of Common Stock or the grant of options to purchase such shares which are issued or granted to directors, officers, or employees of the Company, or the Company's 401(k) Plan, unless and until the aggregate number of such shares so issued or issuable under options exceeds 750,000 shares. Fractional shares of Common Stock are not to be issued upon conversion, but in lieu thereof, the Company will either issue one whole share of Common Stock or pay a cash adjustment based on the Per Share Market Value.

  Liquidation Preference. Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of Series D Preferred Stock shall be entitled to receive out of the assets of the Company, or proceeds thereof available for distribution to stockholders, for each share of Series D Preferred Stock an amount equal to the Stated Value of $500 per share plus the amount of any accrued and unpaid dividends thereon before any distribution shall be made to the holders of Junior Stock of the Company, and if the assets of the Company shall be insufficient to pay in full such amounts, then such assets shall be distributed among such holders and the holders of any Parity Stock ratably in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. If, in the case of any complete liquidation, dissolution or winding-up of the Company, the holders of Series D Preferred Stock shall not be entitled to receive the liquidation price of such shares held by them until the liquidation price of all Senior Stock shall have been paid in full.

  Redemption. From and after November 12, 1998, the Company may, at its option, redeem shares of Series D Preferred Stock, in whole or in part at any time or from time to time, at a cash redemption price per share equal to the amount of any Arrearage plus (i) the Conversion Price multiplied by (ii) the number of shares of Common Stock into which a share of Series D Preferred Stock is convertible as of the date of such redemption, multiplied by (iii) the Agreed Percentage. Notice of such redemption by the Company shall be given to each holder of record of the shares to be redeemed not less than 30 days prior to the redemption date. If fewer than all of the outstanding shares of Series D Preferred Stock are to be redeemed, the shares to be redeemed shall be determined by lot or pro rata as may be determined by the Board or by any other method as may be determined by the Board in its sole discretion to be equitable. Shares of Series D Preferred Stock redeemed by the Company will be restored to the status of authorized but unissued shares of preferred stock, without designation as to series, until such shares are once more designated as part of a particular series by the Board.

  Maturity Date. If any shares of Series D Preferred Stock have not been redeemed or converted prior to September 1, 2012, (i) such shares shall automatically be converted into the number of shares of Common Stock determined by dividing the Stated Value by the Conversion Price in effect at the time of such conversion, and (ii) the Arrearage (if any) on such shares of Series D Preferred Stock shall automatically be exchanged for the number of shares of Common Stock determined by dividing such Arrearage by the Per Share Market Value of the Common Stock on such date.

  Voting Rights. The Series D Preferred Stock has no voting rights except as otherwise required by law and as set forth in the resolutions of the Board relating to the Series D Preferred Stock.

  So long as any shares of Series D Preferred Stock remain outstanding, the affirmative vote of the holders of a majority of the shares of such series outstanding at the time, shall be necessary to permit (i) the authorization, creation or issuance, or any increase in the authorized or issued amount, of any class or series of Senior Stock, or (ii) the amendment, alteration or repeal of any of the provisions of the Company's Certificate of Incorporation, as amended, which would materially and adversely affect any right, preference, privilege or voting power of the Series D Preferred Stock or the holders thereof in a manner disproportionate to the effect thereof on the holders of any other shares of the Company's capital stock. However, the creation and issuance of other series of Parity Stock or Junior Stock shall not be deemed to materially and adversely affect such rights, preferences, privileges.

  So long as at least 2,000 shares of Series D Preferred Stock remain outstanding, the holders of such series outstanding at the time shall be entitled to vote to permit, effect or validate the authorization of a merger or consolidation of the Company or any compulsory share exchange pursuant to which the Common Stock is converted into other securities, cash or property. The holders of shares of Series D Preferred Stock shall be entitled to that number of votes equal to the aggregate of (i) the number of whole shares of Common Stock into which all shares of the Series D Preferred Stock held by such holders could be converted, plus (ii) the number of shares for which outstanding Arrearage (if any) may be exchanged, at the record date for the determination of the stockholders entitled to vote on such matters or, if no record date is established, at the day prior to the date such vote is taken, such votes to be counted together with all other shares of capital stock having general voting powers and not separately as a class.

  Definitions.  For purposes of the foregoing summary:

  "Agreed Percentage" means 140%, provided that if the Redemption Threshold has occurred at any time prior to the date of determination, then "Agreed Percentage" means 100%.

  "Junior Stock" means the Common Stock of the Company and any other stock of the Company over which shares of this Series has a preference as to distribution of assets and payment of dividends.

  "Parity Stock" means any stock of the Company ranking as to distribution of assets and payment of dividends on a parity with this Series.

  "Per Share Market Value" means on any particular date (a) the last sale price per share of the Common Stock on such date on the principal stock exchange on which the Common Stock has been listed or, if there is no such price on such date, then the last price on such exchange on the date nearest preceding such date, or (b) if the Common Stock is not listed on any stock exchange, the final bid price for a share of Common Stock in the over-the-counter market, as reported by the Nasdaq National Market at the close of business on such date, or the last sales price if such price is reported and final bid prices are not available, or (c) if the Common Stock is not quoted on the Nasdaq National Market, the bid price for a share of Common Stock in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding to its functions of reporting prices), or (d) if the Common Stock is no longer publicly traded, as determined by a nationally recognized or major regional investment banking firm or firm of independent certified public accountants of recognized standing (which may be the firm that regularly examines the financial statements of the Company) selected in good faith by the Board of Directors of the Company, provided, that none of the transactions related to the foregoing shall include purchases by any "affiliate" (as such term is defined in the General Rules and Regulations under the Securities Act of 1933) of the Company.

  "Redemption Threshold" means the date on which the Per Share Market Value first exceeds 140% of the Conversion Price per share of Common Stock for any 20 out of any 30 consecutive Trading Days.

  "Senior Stock" means any shares or class of the Company that are by their terms expressly given priority over this Series as to payment of dividends or distribution of assets on any liquidation of the Company.

  "Stated Value" means $500 for each share of Series D Preferred Stock.

  "Trading Day" means (a) a day on which the Common Stock is traded on the principal stock exchange on which the Common Stock has been listed, or (b) if the Common Stock is not listed on any stock exchange, a day on which the Common Stock is quoted in the over-the-counter market, as reported by the Nasdaq Stock Market, or (c) if the Common Stock is not quoted on the Nasdaq Stock Market, a day on which the Common Stock is quoted in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding to its functions of reporting prices).


                              SELLING STOCKHOLDER

  Pursuant to an Exchange Agreement dated as of November 12, 1997 (the
"Exchange Agreement") the Selling Stockholder acquired beneficial ownership of the Shares as part of the consideration paid by the Company for the Arroyo Grande Acquisition. Such consideration consisted of rights to a non-producing property interest, 46,600 shares of Series D Preferred Stock and the Warrant to purchase 150,000 shares of Common Stock. Each share of Series D Preferred Stock is currently convertible, at the holder's option, into 20 shares of Common Stock. If not previously redeemed or converted, on September 1, 2012 each share of Series D Preferred Stock will automatically convert into 20 shares of Common Stock. Assuming all shares of Series D Preferred Stock are then outstanding, at the current conversion ratio, such automatic conversion would result in the issuance of 932,000 shares of Common Stock to the Selling Stockholder. In addition, at the option of a majority in interest of the record holders of Series D Preferred Stock, any dividend arrearage on such preferred stock may be exchanged into shares of Common Stock, the number of which shall be determined by dividing the total amount of such dividend arrearage by the per share market price of the Common Stock on the date of such exchange.

  Pursuant to the Exchange Agreement, the Company has agreed to use its best efforts to keep a shelf registration statement (the "Shelf Registration Statement") with respect to the Shares continuously effective until such time as all of the Shares can be resold pursuant to Rule 144(k) under the Securities Act. The Shelf Registration Statement is intended to permit the Shares to be resold from time to time by the Selling Stockholder or subsequent transferees other than by sales pursuant to this Prospectus. Purchasers of the Shares offered hereby will not be entitled to resell such Shares under the Shelf Registration Statement and will not have any other registration rights under the Stock Purchase Agreement. References in this Prospectus to the "Selling Stockholder" include all investors that are entitled, as described above, to resell the Shares pursuant to this Prospectus.

  The Company may require the Selling Stockholder to temporarily suspend use of the Shelf Registration Statement to sell Shares upon notice of the occurrence of an event requiring the preparation of a supplement or amendment to this Prospectus so that, as thereafter delivered to the purchasers of the Shares, this Prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated in this Prospectus or necessary to make the statements in this Prospectus not misleading. The Company has agreed to promptly file with the Commission and make available to the Selling Stockholder any such supplement or amendment, provided that such obligation is suspended if the requirement for such supplement or amendment arises from actions taken by the Company in good faith and for business reasons.

  The Exchange Agreement also provides that, if Shell desires to sell all of the Shares in a public offering or a private offering to a third party who is not an affiliate of Shell, the Company shall cooperate with Shell and its investment banking firm to facilitate such offering, including participating in road show presentations. If, in the written opinion of Shell's investment banker (which shall be a firm of recognized standing), the gross proceeds from the sale of all of the Shares in such offering will be less than $23.3 million, the Company shall amend the Certificate of Designation to increase the annual dividend rate on the Shares to a percentage reasonably estimated in good faith by such investment banker to be required to enable Shell to receive $23.3 million of gross proceeds in such offering; provided however, in no event shall the annual dividend rate exceed 7.5 percent.

  In addition, the Exchange Agreement provides that if Shell receives an offer to purchase all or any of the Shares (other than in a public offering) from a non-affiliate which it intends to accept (a "Preferred Stock Offer"), Shell shall give written notice to the Company, with full information concerning the Preferred Stock Offer. The Company shall then have the optional prior right, which may be exercised by written notice to Shell within seven business days after the notice is received, to purchase the Shares for which the Preferred Stock Offer is made by payment of 105% of the purchase price proposed in the Preferred Stock Offer.

  This summary of certain provisions of the Exchange Agreement applicable to the Shares does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Exchange Agreement, which is incorporated by reference herein.


                             PLAN OF DISTRIBUTION

  The Shares may be sold from time to time by or for the account of the Selling Stockholder pursuant to this Prospectus or pursuant to Rule 144 under the Securities Act. There is currently no trading market for the Shares, and none is expected to develop. Accordingly, the ability of the Selling Stockholder to sell Shares pursuant to Rule 144 or certain of the methods of distribution listed below may be limited. Sales of Shares pursuant to this Prospectus may be effected in the over-the-counter market, or otherwise at prices and on terms then prevailing or at prices related to the then current market price (in each case as determined by the Selling Stockholder), directly or through agents designated from time to time, or through dealers or underwriters to be designated or in negotiated transactions. The Shares may be sold by any one or more of the following methods: (a) a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) exchange distributions and/or secondary distributions; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (e) privately negotiated transactions. To the extent required by applicable law, the specific Shares to be sold, the name of the Selling Stockholder, the respective purchase prices and public offering prices, the names of any such agent, dealer or underwriter and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. The Selling Stockholder may effect such transactions by selling Shares directly to other purchasers, through agents or through broker-dealers, and any such agents or broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from such Selling Stockholder, from purchasers of Shares for whom they act as agents, or from both sources (and such compensation may be in excess of customary commissions). The Selling Stockholder and any broker-dealers that participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any commissions, and any profit on the resale of Shares, received by the Selling Stockholders and any such broker-dealers may be deemed to be underwriting discounts and commissions.

  The Company will bear all costs and expenses incurred by it in connection with the registration of the sale of Shares pursuant to this Prospectus, but will not be responsible for any commissions, underwriting discounts or similar amounts payable in respect of any such sale.


                                 LEGAL MATTERS

  The validity of the issuance of the shares of Series D Preferred Stock offered hereby will be passed upon for the Company by Michael R. Patterson, Esq., its general counsel. Mr. Patterson beneficially owns 138,749 shares of Common Stock (including vested and unvested options).


                                    EXPERTS

  The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1996, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                               RESERVE ENGINEERS

  Information relating to the estimated proved reserves of oil and natural gas and the related estimates of future net revenues and present values thereof for certain periods included and incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1996 and in the Notes to Consolidated Financial Statements of the Company in each Annual Report, has been prepared by Netherland, Sewell & Associates, Inc., H. J. Gruy and Associates, Inc., and Ryder Scott Company, independent petroleum engineers and is incorporated by reference herein in reliance upon the authority of such firms as experts in petroleum engineering.

      =========================                      ======================




No dealer, salesman, or other person has
been authorized to give any information or
to make any representations not contained
in this Prospectus, and, if given or made,
such information or representations must                46,600 Shares
not be relied upon as having been
authorized by the Company or any Selling
Stockholder or underwriter.  This
Prospectus does not constitute an offer to            [PLAINS RESOURCES LOGO
sell, or a solicitation of an offer to                     APPEARS HERE]
buy, the securities offered hereby in any
jurisdiction where, or to any person to
whom, it is unlawful to make such offer or
solicitation.  The delivery of this
Prospectus at any time and any sale made
hereunder does not imply that the
information contained or incorporated by                SERIES D CUMULATIVE
reference herein is correct as of any time         CONVERTIBLE PREFERRED STOCK
subsequent to its date.





      _________________________

                                                      ______________________


TABLE OF CONTENTS                                            PROSPECTUS

                                         PAGE
Available Information.....................  2       __________________, 199__
Incorporation of Certain Documents........  2
Certain Definitions.......................  2
Prospectus Summary........................  3
Risk Factors..............................  6       ____________________________
Description of Series D Preferred Stock...  8
Selling Stockholder....................... 10
Plan of Distribution...................... 11
Legal Matters............................. 12
Experts................................... 12
Reserve Engineers......................... 12







      =========================                      ======================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following is a statement of estimated expenses incurred by the Company in connection with the Common Stock being registered hereby, other than underwriting discounts and commissions.

     Securities and Exchange Commission Registration Fee..   $ 6,874
     Legal Fees and Expenses..............................     1,000
     Accounting Fees and Expenses.........................     2,000
     Miscellaneous........................................     1,126
                                                             -------
       Total..............................................   $11,000
                                                             =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article Tenth of the Company's Certificate of Incorporation provides that the Company shall indemnify to the full extent authorized or permitted by law any person made, or threatened to be made, a party to any action, suit or proceeding (whether civil, criminal or otherwise) by reason of fact that he, his testator or intestate, is or was a director or officer of the Company or by reason of the fact that such director or officer, at the request of the Company, is or was serving any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity. The rights to indemnification set forth above are not exclusive of any other rights to which such person may be entitled under any statute, provision of the Company's Certificate of Incorporation or bylaws, agreements, vote of stockholders or disinterested directors or otherwise.

     Additionally, Article VIII of the Company's Bylaws provides for mandatory indemnification to at least the extent specifically allowed by Section 145 of the General Corporation Law of the State of Delaware (the "GCL"). The Bylaws generally follow the language of Section 145 of the GCL, but in addition specify that any director, officer, employee or agent may apply to any court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under the Bylaws, notwithstanding any contrary determination denying indemnification made by the Board, by independent legal counsel, or by the stockholders, and notwithstanding the absence of any determination with respect to indemnification. The Bylaws also specify certain circumstances in which a finding is required that the person seeking indemnification acted in good faith, for purposes of determining whether indemnification is available. Under the Bylaws, a person shall be deemed to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe his conduct was unlawful, if his action is based on the records or books of account of the Company or another enterprise, or on information supplied to him by the officers of the Company or another enterprise in the course of their duties, or on the advice of legal counsel for the Company or another enterprise or on information or records given or reports made to the Company or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Company or another enterprise.

     Pursuant to Section 145 of the GCL, the Company generally has the power to indemnify its current and former directors, officers, employees and agents against expenses and liabilities incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of the Company, however, indemnification is generally limited to attorneys' fees and other expenses and is not available if such person is adjudged to be liable to the Company unless the court determines that indemnification is appropriate. The statute expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Company also has the power to purchase and maintain insurance for such persons.

     The above discussion of the Company's Certificate of Incorporation and Bylaws and Section 145 of the GCL is not intended to be exhaustive and is qualified in its entirety by each of such documents and such statute.

     The Company has entered into employment agreements containing indemnification provisions with Mr. Armstrong, its President and Chief Executive Officer and Mr. Egg, its Senior Vice President. Pursuant to such agreements, the Company has agreed to indemnify and hold each officer harmless to the fullest extent permitted by law, from any loss, damage or liability incurred in the course of his employment. The amount paid by the Company is reducible by the amount of insurance paid to or on behalf of each officer with respect to any event giving rise to indemnification. Each officer's right to indemnification is to survive his death or termination of employment and the termination of his employment agreement. The Board has authorized an employment agreement with Mr. Harry N. Pefanis, Senior Vice President of the Company, which, as authorized, will have indemnification provisions substantially the same as those of Messrs. Armstrong's and Egg's agreements described above.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a)  Exhibits

       3.1  -  Second Restated Certificate of Incorporation of the Company
               (incorporated by reference to Exhibit 3(a) to the Company's
               Annual Report on Form 10-K for the year ended December 31, 1995).
       3.2  -  Bylaws of the Company, as amended to date (incorporated by reference to Exhibit 3(b) to the Company's Annual Report on Form
               10-K for the year ended December 31, 1993).
       3.3  -  Certificate of Designation, Preferences and Rights of Series D
               Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit 3(c) to the Company's Quarterly Report on Form 10-Q
               for the quarter ended September 30, 1997).
       4.1  -  Specimen Common Stock Certificate (incorporated by reference to
               Exhibit 4 to the Company's Form S-1 Registration Statement (Reg.
               No. 33-33986)).
       4.2  -  Warrant dated November 12, 1997, to Shell Land & Energy Company for the purchase of 150,000 shares of Common Stock (incorporated by reference to Exhibit 4(d) to the Company's Quarterly Report on
               Form 10-Q for the quarter ended September 30, 1997).
      +5    -  Opinion of Michael R. Patterson, Esq.
      10    -  Exchange Agreement dated as of November 12, 1997 among the
               Company and Shell Land and Energy Company and Shell Western E&P,
               Inc. (incorporated by reference to Exhibit 5 to Shell Oil
               Company's Schedule 13D filed November 21, 1997).
     +12    -  Statement Re Computation of Ratios.
     +23.1  -  Consent of Michael R. Patterson, Esq. (contained in Exhibit 5).
     +23.2  -  Consent of Price Waterhouse LLP.
     +23.3  -  Consent of Netherland, Sewell & Associates, Inc.
     +23.4  -  Consent of H.J. Gruy and Associates, Inc.
     +23.5  -  Consent of Ryder Scott Company
     +24    -  Powers of Attorney (included at page 11-4 of this Registration
               Statement as originally filed).

+ Filed herewith.

ITEM 17. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;
     (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraph (a)(1)(i) and
     (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Michael R. Patterson and Phillip D. Kramer, and each of them, either one of whom may act without joinder of the other, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all pre- and post- effective amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any or all of them, may lawfully do or cause to be done by virtue hereof.

                                  SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 18th day of December, 1997.

                   PLAINS RESOURCES INC.


                   By: /s/ Greg L. Armstrong
                      --------------------------------------------------------
                      Greg L. Armstrong, President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons, in the capacities indicated on the 18th day of December, 1997.


          Signature                                   Capacity
          ---------                                   --------

    /s/ GREG L. ARMSTRONG              President, Chief Executive Officer and
-------------------------------         Director (Principal Executive Officer)
        Greg L. Armstrong


    /s/ JERRY L. DEES                                 Director
-------------------------------
        Jerry L. Dees


    /s/ TOM H. DELIMITROS                             Director
-------------------------------
        Tom H. Delimitros


    /s/ CYNTHIA A. FEEBACK                 Controller and Principal Accounting
-------------------------------           Officer (Principal Accounting Officer)
        Cynthia A. Feeback


    /s/ WILLIAM M. HITCHCOCK                          Director
-------------------------------
        William M. Hitchcock

    /s/ PHILLIP D. KRAMER                  Senior Vice President, Treasurer and
-------------------------------             Chief Financial Officer (Principal
        Phillip D. Kramer                            Financial Officer)


    /s/ DAN M. KRAUSSE                      Chairman of the Board and Director
-------------------------------
        Dan M. Krausse


    /s/ JOHN H. LOLLAR                                Director
-------------------------------
        John H. Lollar


    /s/ ROBERT V. SINNOTT                             Director
-------------------------------
        Robert V. Sinnott


    /s/ J. TAFT SYMONDS                               Director
-------------------------------
        J. Taft Symonds

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER
------
   3.1   -  Second Restated Certificate of Incorporation of the Company
            (incorporated by reference to Exhibit 3(a) to the Company's Annual
            Report on Form 10-K for the year ended December 31, 1995).
   3.2   -  Bylaws of the Company, as amended to date (incorporated by reference to Exhibit 3(b) to the Company's Annual Report on Form 10-K for the
            year ended December 31, 1993).
   3.3   -  Certificate of Designation, Preferences and Rights of Series D
            Cumulative Convertible Preferred Stock (incorporated by reference to
            Exhibit 3(c) to the Company's Quarterly Report on Form 10-Q for the
            quarter ended September 30, 1997).
   4.1   -  Specimen Common Stock Certificate (incorporated by reference to
            Exhibit 4 to the Company's Form S-1 Registration Statement
            (Reg. No. 33-33986)).
   4.2   -  Warrant dated November 12, 1997, to Shell Land & Energy Company for the purchase of 150,000 shares of Common Stock (incorporated by reference to Exhibit 4(d) to the Company's Quarterly Report on Form
            10-Q for the quarter ended September 30, 1997).
  +5     -  Opinion of Michael R. Patterson, Esq.
  10     -  Exchange Agreement dated as of November 12, 1997 among the Company and Shell Land and Energy Company and Shell Western E&P, Inc.
            (incorporated by reference to Exhibit 5 to Shell Oil Company's
            Schedule 13D filed November 21, 1997).
 +12     -  Statement Re Computation of Ratios.
 +23.1   -  Consent of Michael R. Patterson, Esq. (contained in Exhibit 5).
 +23.2   -  Consent of Price Waterhouse LLP.
 +23.3   -  Consent of Netherland, Sewell & Associates, Inc.
 +23.4   -  Consent of H.J. Gruy and Associates, Inc.
 +23.5   -  Consent of Ryder Scott Company
 +24     -  Powers of Attorney (included at page II-4 of this Registration
            Statement as originally filed).

________

+ Filed herewith